UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

07 January, 2010
Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:  Holding(s) in Company

CRH has been advised by Capital Research and Management Company ("CRMC") that the following TR-1 form does not reflect an acquisition of shares, but reflects the fact that, as of 1st January 2010, CRMC has been granted proxy voting authority by funds under management that previously voted independently from CRMC. The Growth Fund of America, Inc. ("GFA") was one of the funds that previously voted independently from CRMC.  On 7th January 2010, GFA notified CRH that its shareholding is 30,131,457 and that the number of voting rights attached to those shares is nil (see separate RNS announcement). On 30th December 2009, CRMC notified CRH that its shareholding (and equivalent number of voting rights) was 34,997,266 shares (5.0166% of the issued share capital of CRH).

Standard Form TR-1: Notifications of Major Interests in Shares

1.  Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

CRH plc

2.  Reason for the notification (please place an X inside the appropriate bracket/s):

[    ] An acquisition or disposal of voting rights

[ ] An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[ ] An event changing the breakdown of voting rights

[ X ] Other (please specify) This report does not reflect an acquisition of shares, but rather on 1st January

       2010 CRMC began exercising the voting rights on funds that previously voted their own shares.

3.  Full name of person(s) subject to notification obligation:

Capital Research and Management Company

4. Full name of shareholder(s) (if different from 3):

-

5.  Date of transaction (and date on which the threshold is crossed or reached):

1st January 2010

6.  Date on which issuer notified:

6th January 2010

7.  Threshold(s) that is/are crossed or reached:

10%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares (if possible use ISIN CODE)	Situation previous to the triggering transaction
	Number of shares	Number of voting rights
Ordinary Shares (IE0001827041)	35,067,266	35,067,266

	Resulting situation after the triggering transaction
Class/type of shares (if possible use ISIN CODE)	Number of shares	Number of voting rights		% of voting rights
		Direct	Indirect	Direct	Indirect
Ordinary Shares (IE0001827041)	73,418,273		73,418,273		10.5162%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	Number of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights
N/A

Total (A+B) (where applicable in accordance with national law)	Number of voting rights	% of voting rights
73,418,273	73,418,273	10.5162%

9.  Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

10. In case of proxy voting: [name of the proxy holder] will cease to hold [number] voting rights as of [date]:

 N/A

11. Additional information:

     Done at Los Angeles, California on 4th January 2010

12. Contact name:

 Neil Colgan

 Company Secretary

13. Contact telephone number:

+353 1 634 4340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date  07 January, 2010

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director